Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

Commission File No.: 000-25287

Set forth below are slides from an investor presentation given on September 10, 2013 by Old National Bancorp regarding the proposed merger transaction between Old National Bancorp and Tower Financial Corporation.

OLD NATIONAL BANCORP®

NASDAQ: ONB

oldnational.com

Old National Bancorp To Acquire Tower Financial Corporation Combination of Two Banks Focused on Making Indiana Great! September 10, 2013

Lynell Walton Investor Relations Old National Bancorp

Additional Information for Shareholders
In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange
Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower
Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the
Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the
SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from
Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading
“Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”
Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial
Corporation in connection with the proposed merger. Information about the directors and executive officers of
Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial
Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28,
2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Disclosures
Forward Looking Statements
Non-GAAP Financial Measures
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of ONB’s and TFC’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and TFC’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and TFC to execute their respective business plans (including the proposed acquisition of TFC) and satisfy the items addressed in ONB’s Consent Order with the Office of the Comptroller of the Currency;  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either ONB’s or TFC’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in ONB’s and TFC’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this presentation, and neither ONB nor TFC undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.   In
this regard, GAAP refers to generally accepted accounting principles in the United States.  Pursuant to the requirements of Regulation G, Old National
Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

2004
ONB Footprint
MICHIGAN
INDIANA
OHIO
ILLINOIS
KENTUCKY
Marion
Williamsport
Portland
Covington
Muncie
Union City
Hillsboro
Yorktown
Farmland
Danville
Winchester
Tilton
Anderson
Carmel
Rockville
Zionsville
Fishers
Losantville
Clinton
Broad Ripple
Indianapolis
Richmond
Greencastle
Greenwood
Terre Haute
Marshall
Bloomington
Lawrenceville
Bicknell
Loogootee
Vincennes
Shoals
Mt Carmel
Washington
Paoli
Mt Vernon
Jasper
Princeton
St Anthony
Oakland City
Ferdinand
Louisville
Crossville
Carmi
Boonville
Newburgh
De Soto
Mt Vernon
Evansville
Tell City
Rockport
Murphysboro
Carterville
Harrisburg
Henderson
Carbondale
Marion
Owensboro
Morganfield
Madisonville
Central City
Greenville
Beechmont

OLD NATIONAL BANK
We are proud to serve these communities:
MICHIGAN
INDIANA
OHIO
ILLINOIS
KENTUCKY
Kalamazoo
Paw Paw
Battle Creek
Portage
Jackson
Benton Harbor
St Joseph
Brooklyn
Niles
Constantine
Adrian
Blissfield
Granger
South Bend
Elkhart
Mishawaka
Fort Wayne
W Lafayette
Lafayette
Williamsport
Marion
Attica
Portland
Covington
Muncie
Union City
Hillsboro
Noblesville
Yorktown
Farmland
Danville
Westfield
Winchester
Anderson
Carmel
Rockville
Zionsville
Fishers
Losantville
Clinton
Broad Ripple
Indianapolis
Brownsburg
Richmond
Speedway
Greencastle
Greenwood
West Terre Haute
Avon
Plainfield
Terre Haute
Franklin
Greensburg
Marshall
Ellettsville
Columbus
Hope
Batesville
Bloomington
Osgood
North Vernon
Seymour
Bedford
Brownstown
Madison
Lawrenceville
Austin
Bicknell
Loogootee
Salem
Vincennes
Shoals
Mt Carmel
Washington
Paoli
Mt Vernon
Jasper
Princeton
Huntingburg
St Anthony
Ferdinand
Louisville
Ft Branch
Darmstadt
Carmi
Boonville
Newburgh
Tell City
De Soto
Mt Vernon
Evansville
Rockport
Murphysboro
Carterville
Harrisburg
Henderson
Carbondale
Marion
Owensboro
Morganfield
Madisonville
Central City
Greenville
Beechmont

5 Transforming Old National’s Landscape 2004 2013

Transforming Old National’s Landscape
Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic
market –
O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital
– entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp –
Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September,
2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-
area -
4 branches
Consolidation
of 21 branches
Acquired  24
BofA branches
May, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  9
branches
+ 3 Pending
Consolidation
of 18 branches
+ 4 Pending
175 Purchased + 7 Pending 19 Sold + 3 Pending 121 Consolidations + 4 Pending
Pending
acquisition of
Tower
Financial

Rockford
Waukegan
Chicago
Elgin
De Kalb
Aurora
Naperville
Gary
Joliet
Valparaiso
Kankakee
Illinois
Michigan
Portage
Ann Arbor
Bowling Green
Wayne
Indiana
Logansport
Kokomo
Lima
Bloomington
Urbana
Anderson
Sidney
Piqua
Crawfordsville
Charleston
Paris
Dayton
Kettering
Hamilton
Fairfield
Cincinnati
Olney
Frankfort
Lexington
Fort Knox
Elizabethtown
Owensboro
Kentucky
Paducah
Leitchfield
Campbellsville
Somerset

Avilla
Auburn
Garrett
Green Center
Barbee
Tri Lakes
Churubusco
Huntertown
Columbia City
Dunn Mill
South Whitley
Briggs
Fort Wayne
North Manchester
Aboite
Roanoke
Station
Huntington
Ossian
Andrews

ONB to Acquire Tower Financial
Strategic fill-in of Ft. Wayne Market
2     largest city in Indiana
Old National Bancorp
Tower Financial Corporation
Tower Financial Corporation¹
NASDAQ: TOFC
• Largest independent bank headquartered in Ft. Wayne
• 7 full-service banking centers
• 6 in Fort Wayne and 1 in Warsaw
• $680.9 million total assets
• $438.6 million total loans
• $619.4 million total liabilities
• $581.6 million total deposits
• $523.3 million trust assets and over 50,000 HSA accounts
Map as of September 10, 2013 per SNL Financial
1
Data as of June 30, 2013, per SNL Financial
nd

Bob Jones CEO Old National Bancorp

ONB to Acquire TOFC
Compelling
Strategic
Rationale
• Strengthen ONB’s objective of being Indiana’s bank by continuing to develop the Northern Indiana region
• Adds 7 full service branches - $581.6 million in deposits and $438.6 million in loans
• Adds attractive fee businesses with $523.3 in trust assets under management +
50,000 HSA accounts
Financially
Attractive
• Allows Old National to deploy excess capital in an attractive manner
• 71% stock / 29% cash deal
• Expected EPS accretion of $.08 to $.10 per share in first full year, excluding acquisition charges
• Exceeds internal IRR hurdle
• Expected operating efficiencies of 35%
• Able to remain under $10 billion Durbin threshold
Low Risk
Opportunity
• Comprehensive due diligence completed
• Core competency in integration/conversion processes
• Retention of key management members
• Complementary customer base and business mix
• Long-term relationship with Tower management and board
Financial data as of June 30, 2013, per SNL Financial
Consideration of 1.20x
shares¹
of ONB stock and $6.75 in cash (fixed) for each share of TOFC stock
Implied Transaction value of $107.7 million assuming ONB price of $13.52 (as of September 5, 2013)
1
As provided in the merger agreement, the exchange ratio is subject to adjustment (calculated prior to closing) in the event shareholders’ equity of Tower Financial Corporation is below a specified amount

Attractive Ft. Wayne, Indiana Market
Allen County population of 360,412
– Ft. Wayne population of 254,555
Median HH Income 2012
$45,368
$45,145
$46,817
$50,157
$44,000
$46,000
$48,000
$50,000
$52,000
Ft. Wayne
MSA
Indiana National Current
ONB
Projected HH Income Change
2012-2017
17.5%
17.9%
16.2%
13.4%
12%
14%
16%
18%
Ft. Wayne
MSA
Indiana National Current
ONB
July 2013 Unemployment
8.4%
8.6%
7.4%
6%
7%
8%
9%
Allen County Indiana National
HH income data per SNL Financial
Unemployment data per Indiana Department of Workforce Development and Bureau of Labor Statistics
Population data per STATS Indiana
Major Employers – Ft. Wayne
• Parkview Health Systems – 4,710
• Lutheran Health Network – 4,301
• Ft. Wayne Community Schools – 4,230
• General Motors – 3,880

Attractive Warsaw, Indiana Market
Kosciusko County population of 77,609
– Warsaw population of 13,815
Median HH Income 2012
$45,368
$45,145
$48,048
$50,157
$44,000
$46,000
$48,000
$50,000
$52,000
Warsaw Indiana National Current
ONB
Projected HH Income Change
2012-2017
17.5%
17.9%
10.4%
13.4%
10%
12%
14%
16%
18%
Warsaw Indiana National Current
ONB
July 2013 Unemployment
7.4%
6.9%
8.4%
6%
7%
8%
9%
Kosciusko
County
Indiana National
HH income data per SNL Financial
Unemployment data per Indiana Department of Workforce Development and Bureau of Labor Statistics
Population data per STATS Indiana
Major Employers – Warsaw
• Zimmer – 2,800
• Biomet – 1,610
• Warsaw Community Schools – 1,238
• DePuy – 1,100
The Orthopedic Capital of the World®
Headquarters location for three of the world’s five largest
orthopedic medical device companies

ONB to Acquire TOFC – Highlights
Transaction
Due Diligence
Financial Impact
Loans
Capital
Closing
•
Consideration:  1.20x shares¹
of ONB and $6.75 in cash (fixed) for each share of TOFC
• Assumes 5.6 million shares of ONB common stock issued
• Deal value = $107.7 million at ONB price of $13.52 (Sept. 5 closing price)
• Price / LTM earnings per share of 15.8x
• Price to tangible book of 171%
• Comprehensive review of all operations and business lines
• Extensive credit review
• Obtained in-depth look at culture
• Expected to be immediately accretive to EPS in 2014, excluding acquisition charges of approximately $11.5 million
• Expected EPS accretion $.08 to $.10 per share in first full year, excluding acquisition charges
• No revenue synergies assumed in model
• Expected cost saves of over 35%, phased in 50% in 2014 and 100% thereafter
• Exceeds internal IRR hurdle
• Expected to create goodwill of approximately $80.8 million
• No additional capital raise needed
• Transaction anticipated to close 1Q14, subject to regulatory and TOFC shareholder approval and other customary closing conditions
• Loan credit mark estimated at $46.1 million, or 10.2% of total gross loans
• Loan interest rate mark estimated at $17.3 million
1
As provided in the merger agreement, the exchange ratio is subject to adjustment (calculated prior to closing) in the event shareholders’ equity of Tower Financial Corporation is below a specified amount

Pro Forma Capital Ratios
ONB            Projected
6-30-2013¹
at Closing²
Peer
Group
Average
6-30-2013³
Tangible Common Equity/Tangible Assets 8.65% 8.07% 8.12%
Tangible Common Equity/Risk Weighted Assets 14.23% 13.17% 11.26%
Tier 1 Risk-Based Capital 14.4% 13.3% 13.1%
Total Risk-Based Capital 15.4% 14.2% 14.5%
Tier 1 Leverage Ratio 8.80% 8.17% 9.49%
Tangible Book Value Per Share $7.96 $7.68
1
See Appendix for Non GAAP Reconciliation
3
See Appendix for definition of ONB’s Peer Group
2
Assumes ONB actual ratios at June 30, 2013, plus First Call Street estimates, continuation of $.10 quarterly cash dividend, estimated intangibles of $21 million from July 12, 2013 Bank of America branch purchase and 100% of acquisition charges incurred at closing

Monroe Bancorp 1/1/2011
Accretable
Non Accretable
$7.0
$39.8
Monroe Bancorp 6/30/2013
Accretable
Interest Income
Non Accretable
$8.6
$15.0
$23.2

Indiana Community 9/15/2012
Accretable
Non Accretable
$11.6
$33.2
Indiana Community 6/30/2013
Accretable
Interest Income
Non Accretable
$14.0
$22.8
$8.0

Purchased Impaired Loan Accretion
$31.8
$22.0
Actual mark
12.6% of
gross loans
Actual mark
14.5% of
gross loans
Strong credit work out and improved economy have
resulted in positive change in accretion income.

$8.50
$8.25
$8.00
$7.75
$7.50
$7.25
$8.35
$8.23
$8.17
$8.04
$7.96
4Q10
2Q11
4Q11
2Q12
4Q12
2Q13

Tangible Common Book Value
1
Acquired Monroe
Bancorp 1-1-11
FDIC
acquisition of
Integra Bank
7-29-11
1
Non-GAAP financial measure management believes is useful in evaluating the financial results of the Company –
see Appendix for Non-GAAP reconciliation
Acquired IN
Community
Bancorp 9-15-12
Old National Bancorp purchased 500,000 shares of ONB
stock on the open market during 2Q13

Implications of Crossing Over $10 Billion
Debit interchange rule (Durbin)
– Asset size measured as of year end (December 31)
– Effective July 1 of the following year
– Estimated pre-tax gross impact of $8 to $12 million per
year
Can reduce assets to remain under $10 billion
threshold
– Reduce investment portfolio
– Sell residential mortgages
– Reduce marked purchased assets

Summary
ONB has a proven track record of performance
– Material earnings accretion
– Readily achievable cost saves identified
– Revenue potential (not built into model) from Trust and HSA accounts
Efficient use of capital
Strategic fill-in of attractive Northern Indiana markets
Last three bank deals met or exceeded expectations on
expense saves, internal rate of return, earnings per share
accretion, credit performance and tangible book value earn
back
Financially attractive

Old National Bancorp Thank You Q&A

Old National Bancorp Appendix

Loan Mix

Other Consumer 12.5%
Commercial 27.1%
Covered Loans 5.5%
HELOC 4.7%
Residential Mortgage 27.2%
Commercial Real Estate 23.0%

HELOC 6.9%
Other Consumer 2.4%
Residential Mortgage 17.8%
Commercial 47.6%
Commercial Real Estate 25.3%

Covered Loans 5.1%
Other Consumer 11.7%
Commercial 28.7%
HELOC 4.8%
Residential Mortgage 26.4%
Commercial Real Estate 23.2%

Core Deposit Mix

CD's 16.4%
Demand 27.5%
Money Markets 4.1%
Savings 27.8%
NOW Accounts 24.2%

CD's 9.1%
Demand 21.6%
Money Markets 27.4%
Savings 6.5%
NOW Accounts 35.4%

CD's 15.9%
Money Markets 5.7%
Demand 27.1%
Savings 26.4%
NOW Accounts 24.9%

20 Balance Sheet Mix – As of June 30, 2013 Old National Tower Financial Pro Forma Old National Tower Financial Pro Forma Per SNL Financial/company documents

Estimated Merger and Acquisition Charges
HR related expenses $4.0
Processing and communication expense 4.0
Occupancy expense .7
Professional fees 2.5
Marketing .3
Total estimated merger and acquisition charges $11.5
$ in millions

ONB’s M&A Strategy
Focus on community banking, client
relationships and consistent quality
earnings
Target geographic markets
– Mid-sized markets within or near existing
franchise with average to above average
growth rates
– In market community banks where
significant cost saves could be achieved

Non-GAAP Reconciliations
(end of period balances- $ in millions)
ONB at
6-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,167.0 $1,282.1
Deduct:  Goodwill and Intangible Assets
(364.4) (464.2)
Tangible Common Shareholders’ Equity
$802.6 $817.9
Total Assets
$9,641.1 $10,599.7
Add:  Trust Overdrafts
.1 -0-
Deduct:  Goodwill and Intangible Assets
(364.4) (464.2)
Tangible Assets
$9,276.7 $10,135.5
Tangible Common Equity to Tangible Assets
8.65% 8.07%
ONB at
6-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,167.0 $1,282.1
Deduct:  Goodwill and Intangible Assets
(364.4) (464.2)
Tangible Common Shareholders’ Equity
$802.6 $817.9
Risk Adjusted Assets
$5,640.7 $6,210.8
Tangible Common Equity to Risk Weighted Assets
14.23% 13.17%
1
Assumes ONB actual ratios at June 30, 2013, plus First Call Street estimates, continuation of $.10 quarterly cash dividend, estimated intangibles of $21 million from July 12, 2013 Bank of America branch purchase and 100% of acquisition charges incurred at closing
(end of period balances- $ in millions)

(end of period balances- $ in millions)
ONB at
6-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,167.0 $1,282.1
Deduct:  Goodwill and Intangible Assets
(364.4) (464.2)
Tangible Common Shareholders’ Equity
$802.6 $817.9
Common Shares Issued and Outstanding
100.881 106.510
Tangible Book Value per Share
$7.96 $7.68
Non-GAAP Reconciliations
$ in millions
Tangible Common Equity – 3/31/2013 $834.2
2Q Earnings 28.5
2Q Share Repurchase (6.5)
2Q Dividend (10.1)
Changes in OCI – Securities (46.5)
Changes in OCI – Other 1.9
Changes in Goodwill & Intangibles 1.1
Tangible Common Equity – 6/30/2013 $802.6
1
Assumes ONB actual ratios at June 30, 2013, plus First Call Street estimates, continuation of $.10 quarterly cash dividend, estimated intangibles of $21 million from July 12, 2013 Bank of America branch purchase and 100% of acquisition charges incurred at closing

ONB’s Peer Group
1st Source Corporation SRCE Heartland Financial USA, Inc. HTLF
BancFirst Corporation BANF IBERIABANK Corporation IBKC
BancorpSouth, Inc. BXS MB Financial, Inc. MBFI
Bank of Hawaii Corporation BOH Park National Corporation PRK
Chemical Financial Corporation CHFC Pinnacle Financial Partners, Inc. PNFP
Commerce Bancshares, Inc. CBSH Prosperity Bancshares, Inc. PB
Cullen/Frost Bankers, Inc. CFR Renasant Corp. RNST
F.N.B. Corporation FNB S&T Bancorp, Inc. STBA
First Commonwealth Financial Corporation FCF Susquehanna Bancshares, Inc. SUSQ
First Financial Bancorp. FFBC Trustmark Corporation TRMK
First Interstate BancSystem, Inc. FIBK UMB Financial Corporation UMBF
First Merchants Corporation FRME United Bankshares, Inc. UBSI
First Midwest Bancorp, Inc. FMBI Valley National Bancorp VLY
FirstMerit Corporation FMER WesBanco, Inc. WSBC
Fulton Financial FULT Wintrust Financial Corporation WTFC
Glacier Bancorp, Inc. GBCI
Like-size, publicly-traded financial services companies, generally in the Midwest, serving comparable demographics with comparable services as ONB